UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
Report on Form 6-K for March 3, 2014
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other
Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.
Enclosures: Impact of adopting new consolidation suite of accounting standards – restatement of previously reported financial results

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE : SOL NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “the Company”)
Dear stakeholder,
Impact of adopting new consolidation suite of accounting standards – restatement of previously reported financial results

On 1 July 2013, Sasol adopted a number of new International Financial Reporting Standards (IFRS), which impacted the previously reported financial results of the group. These new accounting standards include IFRS 10, Consolidated
Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities.

In accordance with the transition provisions, these standards have been applied with retrospective effect resulting in a restatement of the previously reported financial results. As part of our commitment to keep our stakeholders informed, this document provides information on the restated comparative reporting periods that will be disclosed alongside the group’s results for the six months ended 31 December 2013.

This information is preliminary and has not been audited or reviewed by the Company’s auditors.

Yours sincerely,

Paul Victor
Acting Chief Financial Officer
3 March 2014
Johannesburg

1.   Overview of reporting changes
The consolidation suite of standards, namely IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11,
Joint Arrangements (IFRS 11) and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12) became effective for annual periods beginning on or after 1 January 2013. Accordingly, Sasol adopted these new accounting standards on 1 July 2013 which resulted in a restatement of the group’s previously reported results for the years ended 30 June 2013 and 2012 and the six months ended 31 December 2012.
IFRS 10, Consolidated Financial Statements
IFRS 10 replaces IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities.
This standard provides a single basis for consolidation with new criteria to determine whether entities, in which the group has an interest should be consolidated.
The adoption of IFRS 10 has resulted in an existing subsidiary, National Petroleum Refiners of South Africa (Pty)
Ltd (Natref), in which the group has a 64% interest, being accounted for as a joint operation using the line-by-line consolidation method.
No other material subsidiaries within the group were affected.
The group has applied IFRS 10 retrospectively in accordance with the transition provisions and the results for the years ended 30 June 2013 and 2012 and the six months ended 31 December 2012 has been restated
accordingly.
IFRS 11, Joint Arrangements
IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly-controlled Entities – Non-monetary
Contributions by Venturers and changes the classification for joint arrangements.
Under IFRS 11, a joint arrangement is classified as either a joint operation or a joint venture based on the rights and obligations of the parties to the arrangement, the legal form of the joint arrangement and when relevant, other facts and circumstances.
IFRS 11 removes the option to proportionately consolidate joint ventures and instead, all interests in joint arrangements that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has resulted in the following changes:
Sasol’s
interest
Previous classification
Revised classification
ORYX GTL Limited 49 Proportionately
consolidated
Equity accounted
Sasol-Huntsman GmbH & co
KG
50 Proportionately
consolidated
Equity accounted
Petlin (Malaysia) Sdn. Bhd 40 Proportionately
consolidated
Equity accounted
Uzbekistan GTL LLC 44,5 Proportionately
consolidated
Equity accounted
Arya Sasol Polymer Company
(ASPC)
1
50 Proportionately
consolidated
Equity accounted
Merisol LP
2
50 Proportionately
consolidated
Equity accounted
1
The group disposed of its investment in Arya Sasol Polymer Company in August 2013. The comparative periods for the years ended 30 June 2013 and 2012 and the six months ended 31 December 2012 have been restated in accordance with IFRS 11 to include this investment as an equity accounted joint venture.
2
In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012.
All other joint arrangements (including Sasol Canada and Natref), will continue to be accounted for using the line-
by-line consolidation method.
IFRS 12, Disclosure of Interests in Other Entities
IFRS 12 sets out the requirements for disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and structured entities. These disclosures will be provided in the group’s annual financial statements for the year ending 30 June 2014.
Impact of new accounting standards on the group results
The impact of adopting IFRS 10 and IFRS 11 on the group results for the comparative periods is indicated in the tables to follow:

Restated comparatives - 31 December 2012
Condensed consolidated statement of financial position at 31 December 2012
As previously
reported
R’m
Effect of adopting
IFRS 10 and IFRS 11
R’m
Restated
R’m
ASSETS
Property, plant and equipment
99 149
(8 637)
90 512
Assets under construction
38 452
(761)
37 691
Investments in equity accounted joint ventures
-
8 502
8 502
Investments in associates
2 487
14
2 501
Other long-term assets
6 306
(270)
6 036
Non-current assets
146 394
(1 152)
145 242
Inventories
24 069
(1 716)
22 353
Trade and other receivables
26 128
(918)
25 210
Cash
28 147
(2 238)
25 909
Other current assets
864
31
895
Current assets
79 208
(4 841)
74 367
Total assets
225 602
(5 993)
219 609
EQUITY AND LIABILITIES
Shareholders' equity
132 428
(38)
132 390
Non-controlling interests
3 294
(338)
2 956
Total equity
135 722
(376)
135 346
Long-term debt
21 402
(1 626)
19 776
Long-term provisions
10 991
(235)
10 756
Other non-current liabilities
23 135
(694)
22 441
Non-current liabilities
55 528
(2 555)
52 973
Trade payables and accrued expenses
24 245
(1 707)
22 538
Other current liabilities
10 107
(1 355)
8 752
Current liabilities
34 352
(3 062)
31 290
Total equity and liabilities
225 602
(5 993)
219 609

Consolidated income statement for the period ended 31 December 2012
As previously
reported
R’m
Effect of adopting
IFRS 10 and IFRS 11
R’m
Restated
R’m
Turnover
85 440
(5 590)
79 850
Materials, energy and consumables used
(37 001)
468
(36 533)
Selling and distribution costs
(2 479)
131
(2 348)
Maintenance expenditure
(4 427)
729
(3 698)
Employee related expenditure
(9 915)
503
(9 412)
Exploration expenditure and feasibility costs
(777)
(4)
(781)
Depreciation and amortisation
(5 445)
431
(5 014)
Other expenses, net
(3 841)
715
(3 126)
Translation gains / (losses)
(299)
982
683
Other operating expenses
(4 151)
(128)
(4 279)
Other operating income
609
(139)
470
Operating profit before remeasurement items
21 555
(2 617)
18 938
Remeasurement items
(2 621)
1 963
(658)
Operating profit after remeasurement items
18 934
(654)
18 280
Share of profits of equity accounted joint ventures, net
of tax
-
592
592
Share of profits of associates, net of tax
204
-
204
Profit from operations, associates and joint
ventures
19 138
(62)
19 076
Net finance income
(654)
93
(561)
Profit before tax
18 484
31
18 515
Taxation
(5 876)
(63)
(5 939)
Profit for the period
12 608
(32)
12 576
Attributable to
Owners of Sasol Limited
12 157
-
12 157
Non-controlling interests in subsidiaries
451
(32)
419
12 608
(32)
12 576
Salient features for the period ended 31 December 2012
As
previously
reported
Effect of
adopting
IFRS 10 and
IFRS 11
Restated
Operating profit margin
%
22,2
0,7
22,9
Return on equity
%
9,3
(0,1)
19,2
Return on total assets
%
18,6
0,3
18,9
Gearing
%
6,6
(2,2)
4,4
Capital commitments
R’m
64 299
(609)
63 690

Condensed consolidated statement of cash flow for the period ended 31 December 2012
As previously
reported
R’m
Effect of adopting
IFRS 10 and IFRS
11
R’m
Restated
R’m
Cash generated by operating activities
21 435
(2 716)
18 719
Net finance income received / paid
154
1 910
2 064
Tax paid
(4 745)
40
(4 705)
Dividends paid
(7 267)
-
(7 267)
Cash retained from operating activities
9 577
(766)
8 811
Additions to non-current assets
(14 350)
533
(13 817)
Acquisition of new or additional interests in joint ventures
(721)
(361)
(1 082)
Acquisition of new or additional investments in associates
(199)
-
(199)
Other net cash flows from investing activities
906
(43)
863
Cash utilised in investing activities
(14 364)
129
(14 235)
Share capital issued on implementation of share options
227
-
227
Contributions from non-controlling shareholders in subsidiaries
27
-
27
Dividends paid to non-controlling shareholders in subsidiaries
(248)
28
(220)
Net movement in long-term debt
7 522
269
7 791
Net movement in short-term debt
6 513
-
6 513
Cash effect of financing activities
14 041
297
14 338
Translation effects on cash and cash equivalents of
foreign operations
249
(57)
192
Increase in cash and cash equivalents
9 503
(397)
9 106
Cash and cash equivalents at beginning of the period
17 838
(1 841)
15 997
Net reclassification to held for sale
(29)
-
(29)
Cash and cash equivalents at end of the period
27 312
(2 238)
25 074

Restated comparatives - 30 June 2013
Condensed consolidated statement of financial position at 30 June 2013
As previously
reported
R’m
Effect of adopting
IFRS 10 and IFRS
11
R’m
Restated
R’m
ASSETS
Property, plant and equipment
108 070
(7 081)
100 989
Assets under construction
41 244
(1 379)
39 865
Investments in equity accounted joint ventures
-
8 636
8 636
Investments in associates
2 676
12
2 688
Other long-term assets
7 903
22
7 925
Non-current assets
159 893
210
160 103
Inventories
24 056
(1 437)
22 619
Trade and other receivables
29 003
(663)
28 340
Cash
32 713
(1 410)
31 303
Other current assets
3 830
(30)
3 800
Current assets
89 602
(3 540)
86 062
Total assets
249 495
(3 330)
246 165
EQUITY AND LIABILITIES
Shareholders' equity
149 625
(42)
149 583
Non-controlling interests
3 650
(340)
3 310
Total equity
153 275
(382)
152 893
Long-term debt
22 357
(1 017)
21 340
Long-term provisions
12 397
(169)
12 228
Other non-current liabilities
25 341
(631)
24 710
Non-current liabilities
60 095
(1 817)
58 278
Trade payables and accrued expenses
33 477
(985)
32 492
Other current liabilities
2 648
(146)
2 502
Current liabilities
36 125
(1 131)
34 994
Total equity and liabilities
249 495
(3 330)
246 165

Consolidated income statement for the year ended 30 June 2013
As previously
reported
R’m
Effect of adopting
IFRS 10 and IFRS
11
R’m
Restated
R’m
Turnover 181
269
(11 378)
169 891
Materials, energy and consumables used
(77 538)
921
(76 617)
Selling and distribution costs
(5 371)
269
(5 102)
Maintenance expenditure
(7 544)
301
(7 243)
Employee related expenditure
(23 476)
999
(22 477)
Exploration expenditure and feasibility costs
(1 354)
(15)
(1 369)
Depreciation and amortisation
(12 030)
909
(11 121)
Other expenses, net
(6 841)
2 607
(4 234)
Translation gains
899
1 993
2 892
Other operating expenses
(9 692)
803
(8 889)
Other operating income
1 952
(189)
1 763
Operating profit before remeasurement items
47 115
(5 387)
41 728
Remeasurement items
(6 487)
3 538
(2 949)
Operating profit after remeasurement items
40 628
(1 849)
38 779
Share of profits of equity accounted joint ventures, net
of tax
-
1 562
1 562
Share of profits of associates, net of tax
445
59
504
Profit from operations, associates and joint
ventures 41
073
(228)
40 845
Net finance costs
(1 294)
155
(1 139)
Profit before tax
39 779
(73)
39 706
Taxation
(12 597)
2
(12 595)
Profit for year
27 182
(71)
27 111
Attributable to
Owners of Sasol Limited
26 278
(4)
26 274
Non-controlling interests in subsidiaries
904
(67)
837
27 182
(71)
27 111
Salient features for the year ended 30 June 2013
As
previously
reported
Effect of
adopting IFRS 10
and IFRS 11
Restated
Operating profit margin
%
22,4 0,4 22,8
Return on equity
%
19,1 - 19,1
Return on total assets
%
18,4 0,3 18,7
Gearing
%
(0,3) (0,8) (1,1)
Capital commitments
R’m
67 752 (405) 67 347

Restated comparatives - 30 June 2012
Condensed consolidated statement of financial position at 30 June 2012
As previously
reported
R’m
Effect of adopting
IFRS 10 and IFRS
11
R’m
Restated
R’m
ASSETS
Property, plant and equipment
95 872
(10 658)
85 214
Assets under construction
33 585
(473)
33 112
Investments in equity accounted joint ventures
-
9 588
9 588
Investments in associates
2 560
11
2 571
Other long-term assets
6 265
(337)
5 928
Non-current assets
138 282
(1 869)
136 413
Inventories
20 668
(1 748)
18 920
Trade and other receivables
26 299
(656)
25 643
Cash
18 060
(1 897)
16 163
Other current assets
444
-
444
Current assets
65 471
(4 301)
61 170
Total assets
203 753
(6 170)
197 583
EQUITY AND LIABILITIES
Shareholders' equity
125 234
(38)
125 196
Non-controlling interests
3 080
(334)
2 746
Total equity
128 314
(372)
127 942
Long-term debt
12 828
(1 239)
11 589
Long-term provisions
10 518
(234)
10 284
Other non-current liabilities
21 204
(859)
20 345
Non-current liabilities
44 550
(2 332)
42 218
Trade payables and accrued expenses
27 460
(1 548)
25 912
Other current liabilities
3 429
(1 918)
1 511
Current liabilities
30 889
(3 466)
27 423
Total equity and liabilities
203 753
(6 170)
197 583

Consolidated income statement for the year ended 30 June 2012
As previously
reported
R’m
Effect of adopting
IFRS 10 and IFRS
11
R’m
Restated
R’m
Turnover 169
446
(10 332)
159 114
Materials, energy and consumables used
(80 410)
1 699
(78 711)
Selling and distribution costs
(4 621)
435
(4 186)
Maintenance expenditure
(7 421)
274
(7 147)
Employee related expenditure
(19 465)
857
(18 608)
Exploration expenditure and feasibility
costs
(1 045)
2
(1 043)
Depreciation and amortisation
(9 651)
809
(8 842)
Other expenses, net
(8 215)
1 164
(7 051)
Translation gains
243
496
739
Other operating expenses
(9 874)
683
(9 191)
Other operating income
1 416
(15)
1 401
Operating profit before remeasurement items
38 618
(5 092)
33 526
Remeasurement items
(1 860)
83
(1 777)
Operating profit after remeasurement
items
36 758
(5 009)
31 749
Share of profits of equity accounted joint
ventures, net of tax
-
4 545
4 545
Share of profits of associates, net of tax
479
(63)
416
Profit from operations, associates and
joint ventures
37 237
(527)
36 710
Net finance costs
(1 234)
227
(1 007)
Profit before tax
36 003
(300)
35 703
Taxation
(11 746)
245
(11 501)
Profit for year
24 257
(55)
24 202
Attributable to
Owners of Sasol Limited
23 583
(2)
23 581
Non-controlling interests in subsidiaries
674
(53)
621
24 257
(55)
24 202
Salient features for the year ended 30 June 2012
As previously
reported
Effect of adopting
IFRS 10 and IFRS
11
Restated
Operating profit margin
%
21,7 (1,7)
20,0
Return on equity
%
20,3 -
20,3
Return on total assets
%
20,0 0,2
20,2
Gearing
%
2,7 (2,4)
0,3
Capital commitments
R’m
45 819 (299)
45 520

2.   Other elements of the financial statements
The adoption of IFRS 10 and IFRS 11 did not have a significant impact on the statement of changes in equity or the statement of comprehensive income for the years ended 30 June 2013 and 2012 and the six months ended
31 December 2012.
3.   Investor Relations contacts
Please feel free to contact us as follows:
-
investor.relations@sasol.com
+27 11 441 3113
3 March 2014
Sponsor: Deutsche Securities (SA) Proprietary Limited

Forward-looking statements:
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-
looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”,
“expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-
looking statements. These factors are discussed more fully in our most recent annual report under the Securities
Exchange Act of 1934 on Form 20-F filed on 9 October 2013 and in other filings with the United States Securities and
Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Supplementary information
Summarised results of the group’s joint arrangements - The following table contains a summary of the results of the group’s share in joint arrangements at 30 June 2013, based on the new
IFRS 11 classifications
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word “calendar”
R’ million
As at 30 June 2013
ORYX GTL
Sasol
Huntsma
n
Petlin
Uzbekistan
ASPC
1
Merisol
2
Other
Total
equity
accounted
joint
ventures
Natref
Sasol
Canada
Other
Total joint
operations
External non-current assets
5 095
945
550
344
-
-
198
7 132
2 095
13 899
980
16 974
Property, plant and equipment
4 704
648
502
1
-
-
87
5 942
1 976
7 170
226
9 372
Assets
under
construction
340                           -
39                              343
-                           -
9
731             118 6
668                    542
7 328
Other non-current assets
51
297
9
-
-
-
102
459                1 61
212
274
External current assets
2 008
333
484
358
-
-
270
3 453
329
2 822
1 449
4 600
Intercompany current assets
-
-
-
-
-
-
-
-                  10
-                    64
74
Total assets
7 103
1 278
1 034
702
-
-
468
10 585
2 434
16 721
2 493
21 648
Shareholders’ equity
6 388
622
688
644
-
-
294
8 636
207
15 659
1 861
17 727
Long-term debt
57
345
-
-
-
-
3
405              1 191
1
215
1 407
Intercompany long-term debt
-
-
-
-
-
-
-
-                      -                         -                       62
62
Long-term provisions
26
17
-
-
-
-
86
129                   70                    260
-
330
Other non-current liabilities
194
145
32
-
-
-
11
382                 441
-
(5)
436
Current liabilities
438
149
314
58
-
-
74
1
033
525                   801                360
1 686
Total liabilities and equity
7 103
1 278
1 034
702
-
-
468
10 585
2 434
16 721               2 493
21 648
Carrying value of investment
6 388
622
688
644
-
-
294
8 636
Income statement
External turnover
4 790
705
1 213
-
4 134
401
(138)
11
105
479                  600                     401
1 480
Operating profit / (loss)
2 670
91
(62)
(21)
(1 323)
46
195
1 597
327
(1 919)
3
(1 589)
Attributable earnings / (loss)
2 656
49
(49)
(20)
(1 237)
41
(48)
1 392
113
(1 912)
44
(1 755)
1
The assets and liabilities of ASPC was classified as held for sale at 30 June 2013.
2
In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012.

Effect of IFRS 10 and IFRS 11 on the group consolidated results for the year ended 30 June 2013
R’ million
IFRS 11
adjustments
IFRS 10
adjustments
Consolidation
adjustments
1
Total
External non-current assets 7 132 1 610 (316) 8 426
Property, plant and equipment 5 942 1 139 - 7 081
Assets under construction 731 648 - 1 379
Other non-current assets 459 (177) (316) (34)
Investments in equity accounted joint
ventures
(8 636) - - (8 636)
Current assets 3 453 202 (115) 3 540
Total assets
1 949
1 812
(431)
3 330
Shareholders’ equity - 362 20 382
Long-term debt 405 612 - 1 017
Long-term provisions 129 40 - 169
Other non-current liabilities 382 249 - 631
Current liabilities 1 033 549 (451) 1 131
Total liabilities and equity
1 949
1 812
(431)
3 330
Income statement
External turnover 11 105 273 - 11 378
Operating profit 1 597 191 61 1 849
1
Consolidation adjustments are in respect of transactions between group companies and equity accounted joint ventures that are accounted for as external transaction

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 3, 2014 By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary